ADVISORS PREFERRED TRUST

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

	Fund Name	Annual Management Fee as a Percent of Average Net Assets of the Fund	Effective Date
1	OnTrack Core Fund (1)	2.50%	8-1-19
2	The Gold Bullion Strategy Fund (2)	0.75%	8-2-19
3	The Gold Bullion Strategy Portfolio (2)	0.75%	8-1-19
4	Quantified Managed Income Fund (2)	0.75%	8-1-19
5	Quantified Market Leaders Fund (2)	0.75%	8-1-19
6	Quantified Alternative Investment Fund (2)	0.75%	8-1-19
7	Quantified STF Fund (2)	1.00%	8-1-19
8	Spectrum Low Volatility Fund (2)	2.15%	8-1-19
9	Spectrum Advisers Preferred Fund (2)	1.50%	8-1-19
10	Hundredfold Select Alternative Fund (2)	1.00%	8-9-19
11	Kensington Managed Income Fund (3)^	1.25%	8-1-19
12	Quantified Tactical Fixed Income Fund (2)	1.00%	9-13-19
13	Quantified Evolution Plus Fund (2)	1.00%	9-30-19
14	Quantified Common Ground Fund (2)	1.00%	12-27-19
15	Quantified Pattern Recognition Fund (2)	1.00%	8-30-19
16	Kensington Dynamic Growth Fund (3)^	1.25%	10-20-20

(1)	Pursuant to Section 2.2 of this Agreement, the Adviser shall bear all Fund expenses except for those identified under Section 2.2.2, Section 2.2.9(i), Section 2.2.15, Section 2.2.17, Section 2.2.18, and Section 2.2.19.

(2)	Pursuant to Section 2.2 of this Agreement, the Adviser shall bear expenses identified under Section 2.2.8, Section 2.2.9(ii), and Section 2.2.14.

(3)	Pursuant to Section 2.2 of this Agreement, the Adviser shall bear expenses identified under Section 2.2.9(ii).

^ Pursuant to Section 2 of this Agreement, the Adviser shall not bear Chief Compliance Officer expenses identified under Section 2.1.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized with effect as of the date and year indicated above.

ADVISORS PREFERRED TRUST By: /s/___________________ Name: Catherine Ayers-Rigsby Title: President	ADVISORS PREFERRED LLC By: /s/_________________ Name: Catherine Ayers-Rigsby Title: Chief Executive Officer